AMYLIN’S STATEMENTS ARE UNSUBSTANTIATED AND CONCLUSORY SAYS EASTBOURNE

Incumbents’ Record as Managers is Real Issue Facing Shareholders

Shareholders Representing Nearly a Quarter of the Company Are Supporting Change to Give Amylin a Real Chance for Commercial Success

San Rafael, California – May 14, 2009 – Eastbourne Capital Management, L.L.C. Founder and Portfolio Manager, Richard J. Barry, today provided the following comments in reaction to recent materials filed by Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN):

“We are struck, as was Carl Icahn, at the apparent belief of Amylin’s Board and management that simply repeating something often enough will convince people that it’s a fact, regardless of the truth. I am truly amazed at the incumbents’ barefaced willingness, in a contest to preserve their own positions, to continue serving up unsubstantiated or conclusory statements that attack our intentions and the qualifications of our nominees.

“The real issue facing shareholders in this election is the incumbent Board’s record as stewards of the company for its shareholders. The numbers don’t lie and it is a simple fact that the current Board has overseen a $5 billion loss in shareholder value and has failed to deliver for shareholders. Based on a thorough review of this dismal track record, we believe any shareholder would be totally justified in feeling a complete lack of confidence in the current Board’s ability to guide Amylin at this important juncture.

“Shareholders can and will judge for themselves, but we believe an objective view of the facts continues to support the immediate need for fresh leadership at Amylin.”

Eastbourne encourages Amylin shareholders to consider just a few examples of the partial truths and unsupported conclusions to be found in Amylin’s most recent statements:

Did Eastbourne reduce its stake in Amylin in the summer of 2008?

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Absolutely. Why? Had Eastbourne become disillusioned with the company? No. Eastbourne had become deeply disillusioned with management and the only way to do anything about it was to reduce our position below 15% to free ourselves from the “standstill” arrangement that the company had imposed on us as the price to increase our holding above its 15% “poison pill” barrier, something Amylin neglects to mention. We are now and have always been a firm believer in Amylin’s products and a supporter of the company. We just don’t believe, as the incumbents would apparently like shareholders to conclude, that being supportive of the company is inconsistent with being deeply concerned about the company’s direction and critical of its leadership. That’s why we are seeking change.

Did Eastbourne selectively pick out the wrong “peer group” against which to compare Amylin’s abysmal SG&A returns?

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All we can say is that we bent over backwards to be fair – unlike Amylin’s management – and used the same peer companies Amylin chooses to compare itself against in its public filings, something shareholders will find in our presentation but which Amylin chose not to mention. Unfortunately, we are confident no matter what relevant peer group is used, Amylin’s SG&A returns will end up at or near the bottom of the barrel.

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Was Eastbourne wrong about Byetta’s launch?

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We don’t think so. Following the drug’s initial progress, Byetta prescriptions slowed markedly at the end of 2006 (nine months into the launch) and have fallen in six of the last nine quarters and are now below 2006 levels, against a backdrop of rising SG&A. Again, a point that goes unmentioned and unaddressed by Amylin’s management.

Did Eastbourne select nominees “with financial backgrounds” and “no relevant experience”?

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Shareholders only have to read the bios of Kathy Behrens and Chuck Fleischman, which we have posted on our website (http://www.viewourmaterial.com/eastbourne-amylin/) to see for themselves how hollow this statement is.

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Yes, Kathy Behrens worked for an investment bank (though she was not an investment banker as Amylin states, she was a leading securities analyst covering the life science industry). She’s also a biochemist, a highly successful venture capitalist in the life science sector with private and public board experience in the industry – experience that stacks up favorably against any of the incumbent slate – as well as a distinguished record in the scientific public sector that brings her regularly into contact with health industry regulators and policy-makers.

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Yes, Digene, the company founded by Chuck Fleischman, was a diagnostics company. Does that distinction support Amylin’s conclusion that Chuck’s experience over 16 years as Digene’s founder, COO, CFO and President, leading it through formation, development, commercialization (including partnerships with Abbott and Roche), IPO and sale, is not relevant? There couldn’t be a better time for someone with his experience or Kathy’s to join Amylin.

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And yes, Jay Sherwood is an investment professional. But he’s also an investment professional who has spent the past four years living and breathing Amylin, to the point that both Joe Cook and Dan Bradbury have told him they almost always learn something new about Amylin when they speak with him. Jay, on behalf of Eastbourne, will, as a very large shareholder (unlike the incumbents), be fully aligned with the interests of the company’s shareholders.

Is Eastbourne “seeking a short-term fix to address significant pressure on portfolio?”

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This is pure fantasy and simply wrong on both counts. Eastbourne is a $1.2 billion fund and currently has over $600 million in cash. The Amylin position at Eastbourne today represents about 15% of the fund, which is not an unusual level given our approach as a long-term investor with historically high concentrations in our portfolio. We are not interested in a short-term fix but fixing is something that Amylin surely needs. We want an outcome that will deliver the full value of Amylin’s promise to shareholders.

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Was Amylin "vindicated" by yesterday's ruling by the Delaware court?

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It is true that Vice Chancellor Lamb agreed with the interpretation of Amylin's "poison put" as advanced by both the San Antonio Pension Fund and Amylin (and first articulated by Eastbourne in our letters to the Board) that the Amylin Board had the power to avoid the “poison put” by approving our and Icahn's nominees. But in fact the judge refused to rule on the request, made by both the Fund and Amylin, that he find the Board's agreement, as part of its settlement, to approve our nominees was proper. Why? The opinion, which Amylin has chosen not to file, makes interesting reading even for non-lawyers. Although he didn’t have the facts to rule one way or the other, the judge wrote that the circumstances under which the board agreed to grant its approval “at least raise a question whether the board’s decision to approve was made in a good faith exercise of its considered business judgment, or instead taken simply to avoid facing a suit for money damages against themselves personally.”

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The court did find that the Amylin Board didn’t violate its “duty of care” when it approved the 2007 indenture containing the “poison put.” What Amylin elected not to mention is that the court’s opinion revealed that neither the company’s CEO, nor its CFO, nor any member of the Board, including the members of the committee responsible for negotiating and approving the financing, had any idea of the existence of the “poison put” until they read about it in a research report in 2009, two years after the indenture was approved. Delaware may permit such conduct but we find it a shocking display of poor oversight.

Eastbourne urges Amylin shareholders to vote their WHITE proxy card and elect Eastbourne’s director nominees, who are firmly committed to the future success of Amylin. Eastbourne will not vote for the following incumbent directors nominated by the Board of Amylin: Joseph C. Cook, Jr., former CEO and Amylin’s long-reigning chairman, James N. Wilson, the “lead independent director,” as well as Steven R. Altman, James R. Gavin III and Joseph P. Sullivan.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

Security holders are advised to read the definitive proxy statement and white proxy card mailed on May 4, 2009, and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens,

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Charles M. Fleischman and Jay Sherwood, from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals because they contain important information. Such materials are, along with other relevant documents, available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Eastbourne’s definitive proxy statement.

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Contacts:

Media:

Sard Verbinnen & Co.

Dan Gagnier, 212-687-8080

Diane Henry, 415-618-8750

Shareholders:

MacKenzie Partners, Inc.

Larry Dennedy, 212-929-5500

Charlie Koons, 212-929-5500

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